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                             March 27, 2024

       Jing Yuan
       Chief Financial Officer
       ZEEKR Intelligent Technology Holding Ltd
       No. 1388 Minshan Road
       Xinqi Street, Beilun District
       Ningbo, Zhejiang
       People   s Republic of China

                                                        Re: ZEEKR Intelligent
Technology Holding Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed on March 20,
2024
                                                            File No. 333-275427

       Dear Jing Yuan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Form F-1 amendment No 3

       Capitalization, page 82

   1. Please expand your table to include both your short-term and long-term indebtedness in the calculation of
total capitalization.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Seasonality, page 107

   2. We note your general disclosure regarding a decline in demand for new cars in the winter season, especially
during the Chinese New Year holiday. Please revise your disclosure to clarify whether this is
the driver for the significant month over month decline in Delivery
 Jing Yuan
ZEEKR Intelligent Technology Holding Ltd
March 27, 2024
Page 2
      Volumes from Jan to Feb 2024 as disclosed in the table on page 20. If other factors or trends are driving the decline, expand your disclosure to describe them. Internal Control over Financial Reporting, page 114

3. We note the previously disclosed material weakness related to the "lack of formal risk assessment process over financial SEC reporting requirements" does not appear in the current amendment. Please clarify whether this material weakness has been remediated and expand your disclosure to briefly describe the remedial measures that have been implemented.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJing Yuan
                                                    Division of Corporation
Finance
Comapany NameZEEKR Intelligent Technology Holding Ltd
                                                    Office of Manufacturing
March 27, 2024 Page 2
cc:       Li He
FirstName LastName